Embrace Change Acquisition Corp.

5186 Carroll Canyon Rd

San Diego, CA 92121

May 12, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Embrace Change Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-258221) (the “Registration Statement”)

Ladies and Gentlemen:

On May 11, 2022, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:05 p.m., Eastern Time, on May 13, 2022, or as soon thereafter as practicable. We hereby withdraw such request.

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:05 p.m., Eastern Time, on May 16, 2022, or as soon thereafter as practicable.

Very truly yours,

Embrace Change Acquisition Corp.

By:	/s/ Yoann Delwarde
Name: Yoann Delwarde
Title: Chief Executive Officer